UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13G
                      Under the Securities Exchange Act of 1934*

                                Horizon Offshore, Inc.
                                   (Name of Issuer)

                            Common Stock, $1.00 par value
                            (Title of Class of Securities)

                                     44043J 10 5
                                    (CUSIP Number)


               *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

               The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





          CUSIP No. 44043J 10 5



               1)   Name of Reporting Person
                    I.R.S. Identification No. of Above Person (entities only)
                    Elliott Associates, L.P.
                    22-2140975


               2) Check the Appropriate Box if a Member of a Group (See Instructions)
                    (a)                                               _____
                    (b)                                               _____


               3)   SEC Use Only



               4)   Citizenship or Place of Organization
                    United States


          Number of      (5)  Sole Voting Power . . . . . . . .   4,812,580
          Shares
          Bene-
          ficially       (6)  Shared Voting Power . . . . . . .           0
          Owned by
          Each
          Reporting      (7)  Sole Dispositive Power . . . . . .  4,383,280
          Person
          With
                         (8)  Shared Dispositive Power . . . . .    429,220




               9)   Aggregate Amount Beneficially Owned by Each
                    Reporting Person                              4,812,500


               10)  Check if the Aggregate Amount in Row (9)
                    Excludes Certain Shares (See Instructions)



               11)  Percent of Class Represented by Amount
                    in Row (9)                                         34.2



               12)  Type of Reporting Person (See Instructions)          PN




          CUSIP No. 44043J 10 5



               1)   Name of Reporting Person
                    I.R.S. Identification No. of Above Person (entities only)
                    Highwood Patners, L.P.
                    13-3803701


               2) Check the Appropriate Box if a Member of a Group (See Instructions)
                    (a)                                               _____
                    (b)                                               _____


               3)   SEC Use Only



               4)   Citizenship or Place of Organization
                    United States


          Number of      5) Sole Voting Power . . . . . . . .     4,812,400
          Shares
          Bene-
          ficially       6) Shared Voting Power . . . . . . .             0
          Owned by
          Each
          Reporting      7) Sole Dispositive Power  . . . . .     4,383,280
          Person
          With
                         8) Shared Dispositive Power  . . . .       429,220




               9)   Aggregate Amount Beneficially Owned by Each
                    Reporting Person                              4,812,500


               10)  Check if the Aggregate Amount in Row (9)
                    Excludes Certain Shares (See Instructions)



               11)  Percent of Class Represented by Amount
                    in Row (9)                                         34.2



               12)  Type of Reporting Person (See Instructions)          PN






          Item 1(a). Name of Issuer:

                     Horizon Offshore, Inc.

          Item 1(b). Address of Issuer's Principal Executive Offices:

                     2500 City West Blvd., Suite 2200
                     Houston, TX 77042

          Item 2(a). Name of Person Filing:

                     Elliott Associates, L.P.

          Item 2(b). Address of Principal Business Office:

                     712 5th Avenue
                     New York, NY 10019

          Item 2(c). Citizenship:

                     United States

          Item 2(d). Title of Class of Securities:

                     Common Stock, $1.00 par value

          Item 2(e). CUSIP Number:

                    44043J 10 5

          Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (a)  [ ] Broker or Dealer registered under Section 15 of the
                        Act
               (b)  [ ] Bank as defined in section 3(a)(6) of the Act
               (c)  [ ] Insurance Company as defined in section 3(a)(19) of the Act
               (d)  [ ] Investment  Company registered under section 8 of the Investment Company Act
               (e)  [ ] Investment Adviser  registered under section 203 of the Investment Advisers Actof 1940
               (f)  [ ] Employee  Benefit Plan,  Pension  Fund  which  is subject  to  the  provisions  of the Employee Retirement
                        Income Security   Act  of  1974  or  Endowment   Fund;
                        see   Section 240.13d-1(b)(1)(ii)(F)
               (g)  [ ] Parent  Holding  Company,  in  accordance  with Section
                        240.13d-1(b)(ii)(G) (Note:  See Item 7)
               (h)  [ ] Group,   in   accordance  with Section 240.13d.13d-
                        1(b)(1)(ii)(H)


          Item 4. Ownership:

                 (a) Amount Beneficially Owned . . . . . . . . . .  4,812,500

                 (b) Percent of Class .  . . . . . . . . . . . . .       34.2

                 (c) Number of shares as to which such person has:

                     (i)sole power to vote or to direct the vote    4,812,500

                     (ii)shared power to vote or to direct the vote         0

                     (iii)sole power to dispose or to direct
                          the disposition of. . . . . . . . . . . . 4,383,280

                     (iv)shared power to dispose or to direct
                         the disposition of . . . . . . . . . . . .   429,220



          Item 5. Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the
          following    .

          Item 6. Ownership of More than Five Percent on  Behalf of Another
          Person:

                              Not applicable.

          Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
          Company:

                              Not applicable.

          Item 8. Identification and Classification of Members of the Group:

                              Not applicable.

          Item 9. Notice of Dissolution of Group:

                              Not applicable.

          Item 10. Certification:

                              Not applicable.




                                      SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of March 31, 1998.


                                             ELLIOTT ASSOCIATES, L.P.
                                             By: Paul E. Singer
                                                 Its General Partner


                 March 31 , 1998             By: /s/ Paul E. Singer
                       Date                          Paul E. Singer

                                             HIGHWOOD PARTNERS, L.P.
                                             By: Highwood Associates, Inc.
                                                 Its General Partner


                 March 31 , 1998             By: /s/ Paul E. Singer
                       Date                          Paul E. Singer